FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

7 May 2012

HSBC BANK USA, N.A. TO TRANSFER RETAIL MORTGAGE PROCESSING AND SERVICING OPERATIONS
***HSBC to continue providing mortgages through its U.S. branch network***
***PHH Mortgage engaged to service HSBC's prime mortgage portfolio***
***Up to 400 HSBC mortgage employees to transfer to PHH Mortgage***

HSBC Bank USA, N.A. ('HSBC'), a wholly-owned subsidiary of HSBC Holdings plc, has entered into a strategic relationship with industry leader PHH Mortgage Corporation ('PHH Mortgage'), a subsidiary of PHH Corporation, to manage HSBC's mortgage processing and servicing operations.

Under the terms of the agreement, PHH Mortgage will provide HSBC with mortgage originations processing services as well as sub-servicing of the bank's prime mortgage loan portfolio and serviced for others portfolio.
There is no consideration payable or transfer of assets involved but HSBC will pay fees to PHH Mortgage for the services provided in accordance with the agreement.

As at 31 March 2012 the unpaid principal balances of the owned prime mortgage loan portfolio and the serviced for others portfolio were US$15.5bn and US$36.6bn, respectively.

The relationship allows HSBC to leverage PHH Mortgage's mortgage platform capabilities.
HSBC will continue to offer mortgages through its branch network, and its in-house loan officer sales force will maintain its focus on originating mortgages for HSBC customers, including Premier clients. Servicing of existing customers1 will not be affected and PHH Mortgage and HSBC are working closely together to ensure seamless service throughout the transition.

The agreement will see approximately 400 HSBC employees given the opportunity to transfer to PHH Mortgage. Further information on the transitional arrangements will be communicated to affected staff and other stakeholders from today.

"I would like to take this opportunity to thank the HSBC mortgage team for the significant contribution they have made over the years," said Irene Dorner, President and CEO, HSBC USA. "This agreement is a continuation of HSBC's strategy to reposition our U.S. business and ensures we manage our mortgage activities most efficiently. We look forward to this new relationship with PHH Mortgage and the outstanding support they will provide."

The transfer of these operations to PHH Mortgage is expected to complete in the first quarter of 2013.

Media enquiries to:

Chicago
Neil Brazil	+1 847 208 4319	neil.brazil@us.hsbc.com
London
Brendan McNamara	+44 (0)20 7991 0655	brendan.mcnamara@hsbc.com
Hong Kong
Margrit Chang	+ 852 2822 4983	margritchang@hsbc.com.hk

Investor Relations enquiries to:

London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4398	hugh.pye@hsbc.com

Notes to editors:
(1) Agreement does not include those
customers who are part of the First Niagara branch sale. All mortgage loans held by branches involved in this transaction will transfer to First Niagara which has its own mortgage processing and servicing arrangements.

HSBC Bank USA, National Association
, with total assets of $206 billion as of 31 December 2011 (US GAAP), serves 3.8 million customers through its personal financial services, commercial banking, private banking, asset management, and global banking and markets segments. It operates more than 470 bank branches throughout the United States. There are over 370 in New York state as well as branches in Connecticut, Washington, D.C., Florida, New Jersey, Pennsylvania, Maryland, Virginia, California, Delaware, Illinois, Oregon and Washington State. HSBC Bank USA, N.A. is the principal subsidiary of HSBC USA Inc., an indirect, wholly-owned subsidiary of HSBC North America Holdings Inc., one of the nation's largest bank holding companies by assets. HSBC Bank USA, N.A. is a member of the FDIC.

About PHH Mortgage
PHH Mortgage Corporation, a subsidiary of PHH Corporation (NYSE:PHH), provides cost-effective mortgage solutions for financial institutions, real estate brokers, and government agencies. PHH Mortgage provides full-service capabilities for originating, processing, closing and servicing mortgage loans, and is one of the top five originators of retail residential mortgages and one of the top 10 mortgage servicers in the United States*. For more information, visit www.phhmortgagesolutions.com.

* Inside Mortgage Finance, Copyright 2012

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa. With assets of US$2,556bn at 31 December 2011, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                              Date: 08 May, 2012